ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular

Date:	Tuesday, February 28, 2023

Place:	Suite 838 - 1100 Melville Street Vancouver, British Columbia

Time:	10:00 a.m. (Pacific time)

CORPORATE DATA	Head Office 838 - 1100 Melville Street Vancouver, British Columbia Canada V6E 4A6

Directors and Officers
Frank Hallam, President, Chief Executive Officer & Director
Diana Walters, Chairperson & Director
John Copelyn, Director
Timothy Marlow, Director
Stuart Harshaw, Director
Mpho Makwana, Director
Gregory Blair, Chief Financial Officer
Kresimir (Kris) Begic, Vice-President Corporate Development
Vilma (Mimy) Fernandez-Maldonado, Corporate Secretary

Registrar and Transfer Agent Computershare Investor Services Inc. 3rd Floor - 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9

Legal Counsel Gowling WLG (Canada) LLP 2300 - 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5

Auditor PricewaterhouseCoopers LLP 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7

Stock Exchange Listings Toronto Stock Exchange ("TSX") Symbol: PTM NYSE American LLC ("NYSE American") Symbol: PLG

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NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as Platinum Group Metals Ltd. (the "Company" or "Platinum Group") has decided to use the notice and access model ("Notice and Access") provided for under recent amendments to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Tuesday, February 28, 2023 (the "Meeting").  Under Notice and Access, instead of receiving printed copies of the Company's management information circular (the "Information Circular"), financial statements for the financial year ended August 31, 2022 and management's discussion and analysis (collectively, the "Meeting Materials"), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically.  However, together with this notice, shareholders continue to receive a proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting.  The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.  This notice serves as a notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Tuesday, February 28, 2023 ("Meeting Date") at 10:00 a.m. (Pacific time) at Suite 838 - 1100 Melville Street, Vancouver, British Columbia, for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the financial year ended August 31, 2022 (with comparative statements relating to the preceding financial year) together with the report of the auditors thereon;

2. to elect the directors;

3. to appoint the auditors and to authorize the directors to fix their remuneration;

4. to re-approve the Company's existing share compensation plan (the "Share Compensation Plan") without any amendment, as required every three years by the Toronto Stock Exchange ("TSX"), as more particularly described in the accompanying Information Circular; and

5. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

For detailed information with respect to each of the above matters, please refer to the item bearing the corresponding title in the Information Circular.

The Company urges shareholders to review the Information Circular before voting.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card) can be viewed online under the Company's profile on SEDAR at www.sedar.com, or the Company's website: http://www.platinumgroupmetals.net/investor-relations/agm_2023/.

Accompanying this notice are the Information Circular, a form of Proxy (the "Proxy") or voting information form ("VIF"), and a financial statement request form ("Request Form").  The Information Circular provides additional information relating to the matters to be addressed at the Meeting and is incorporated by reference into this notice.

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Requesting Printed Meeting Materials

Any registered shareholder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact the Company at 1-866-899-5450.  Any Canadian or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact Broadridge Investor Communication Solutions, Canada at 1-877-907-7643.  To obtain additional information about the Notice and Access provisions, or to obtain a paper copy of the Information Circular after the date of the Meeting, please contact Mimy Fernandez-Maldonado, Corporate Secretary of the Company, at 1-866-899-5450.

Stratification

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials and those registered and beneficial shareholders with addresses outside of Canada and the United States will receive printed copies of the Meeting Materials with this notice.

Voting Process

Registered Shareholders at the close of business on January 13, 2023 may vote in person at the Meeting or by proxy as follows:

By telephone: Call the toll-free number indicated on the proxy form and follow the instructions.  If you choose to vote by telephone, you cannot appoint any person other than the officers named on the form of Proxy as your proxy holder.

On the internet:  Go to the website indicated on the proxy form and follow the instructions on the screen.  If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy.  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

By mail:  Complete the form of Proxy and return it in the envelope provided.  If you return your Proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person's name in the blank space provided in the form of Proxy.    Complete your voting instructions and date and sign the Proxy.  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

In order to be valid and acted upon at the Meeting, the deadline for receiving a duly completed and executed form of Proxy or submitting a proxy by telephone or over the internet is 10:00 a.m. (Pacific time) on Friday, February 24, 2023, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed meetings of the shareholders.

Beneficial Shareholders (as such term is defined in the Information Circular) may vote or appoint a proxy using their VIF at least one business day in advance of the proxy deposit deadline noted on the form.  You should carefully follow the instructions of your intermediary, including those regarding when and where the VIF is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact the Company at 1-866-899-5450.

DATED at Vancouver, British Columbia, this 13th day of January 2023.

BY ORDER OF THE BOARD

/s/ Frank Hallam

Frank Hallam

President, Chief Executive Officer & Director

MANAGEMENT INFORMATION CIRCULAR
(containing information as at January 13, 2023 unless indicated otherwise)

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the "Information Circular"). The summary does not contain all of the information that you should consider.  Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

ANNUAL GENERAL MEETING DETAILS

Meeting Date	Location	Time
Tuesday, February 28, 2023	Suite 838 - 1100 Melville Street Vancouver, British Columbia	10:00 a.m. (Pacific time)

SHAREHOLDER VOTING MATTERS

Matter to be Voted on	Management's Recommendation	Reference Page
Election of Directors	FOR each nominee	Page 6
Appointment of Auditors	FOR	Page 10
Re-Approval of Company's Share Compensation Plan	FOR	Page 10

DIRECTOR NOMINEES

Shareholders will be asked to elect six directors to act as members of the board of directors of the Company (the "Board") until the next annual general meeting of shareholders unless an office is earlier vacated.

The following chart provides summary information about each director nominee.  Additional information regarding the nominees may be found beginning at page 9 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Compen- sation	Governance and Nomination	Environmental, Health, Safety and Technical Advisory
Frank Hallam	Chief Executive Officer of the Company since 2021; previously Chief Financial Officer and Corporate Secretary of the Company; Chartered Accountant	2002	No
Diana Walters (1)	Independent Director and Financial Consultant	2013	Yes		✓(2)	✓	✓
Timothy Marlow	Chartered Mining Engineer and Consultant	2011	Yes	✓	✓	✓ (2)	✓
John Copelyn	Chief Executive Officer, Hosken Consolidated Investments Limited	2018	Yes (3)
Stuart Harshaw	President and Chief Executive Officer, Nickel Creek Platinum Corp.	2019	Yes	✓(2)	✓		✓(2)
Paul Mpho Makwana	Chairman, Epitome Investments (Pty) Ltd.	2022	Yes	✓		✓

Notes:

(1) Chair of the Board (non-executive).

(2) Chair of the relevant committee.

(3) Solely for purposes of service as a director within the rules and regulations of the NYSE American and under applicable securities laws.

PART I - VOTING INFORMATION

SOLICITATION OF PROXIES

Platinum Group Metals Ltd. (the "Company" or "Platinum Group") is providing this Information Circular in connection with the management's solicitation of proxies for use at the annual general meeting of the Company (and any adjournment thereof) to be held on Tuesday, February 28, 2023 at the place and for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting").  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.

The solicitation of Proxies will be primarily by mail, but Proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at nominal cost.  In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares in the capital of the Company (the "Common Shares") held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.  All costs of solicitation by management will be borne by the Company.

The Company has given notice of the Meeting in accordance with the Notice and Access provisions set out in NI 54-101, pursuant to which it has sent the Notice of Meeting, Proxy and/or voting information form ("VIF") and a Request Form but not this Information Circular, directly to its registered shareholders ("Registered Shareholders") and its beneficial shareholders ("Beneficial Shareholders").

The contents and the sending of this Information Circular have been approved by the directors of the Company.  The Company reports in United States dollars; however, all references in this Information Circular to "$" or "dollars" in this Information Circular refer to Canadian dollars unless otherwise indicated.  References to "US$" or "U.S. dollars" are used to indicate United States dollar values.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of Proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company (collectively, "Management's Nominees").  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S OR COMPANY'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.  A proxy will not be valid unless the completed form of Proxy is received by Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 on or before 10:00 a.m. (Pacific time) on Friday, February 24, 2023 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting.  Proxies delivered after that time will not be accepted.  However, the deadline for the deposit of proxies may be waived by the chairman of the Meeting at his sole discretion without notice.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Daniel M. Allen) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered shareholders may vote at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers' clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (e.g., by way of the internet or telephone).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs").  Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

The Company may utilize the Broadridge QuickVote™ service to assist NOBOs with voting their Common Shares.

This Information Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has adopted the Notice and Access procedure described in NI 54-101 and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") to distribute its proxy-related materials to the Registered and Beneficial Shareholders.  In addition, the Company has not elected to pay to distribute its Meeting Materials to the OBOs and that in the case of an OBO, the OBO may not receive the materials unless the OBO's intermediary assumes the cost of delivery.

The Beneficial Shareholders can expect to receive voting information by Broadridge, or their brokers or their broker's agents as set out above.  The Company will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Beneficial Shareholders.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their brokers, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of Proxy will:

1. be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

2. where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of Management's Nominees to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Structure:	unlimited Common Shares without par value

Issued and Outstanding:	100,206,046 Common Shares as at January 13, 2023 (the "Record Date")

Only shareholders of record holding Common Shares at the close of business on the Record Date, who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid Proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder's name on the list of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.  Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, the following entities beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the voting securities of the Company as of the Record Date:

Name	No. of Shares	Percentage
Hosken Consolidated Investments Limited ("HCI")	24,837,349 (1)	24.79%
Franklin Resources, Inc. / Franklin Advisers, Inc.	13,991,774 (2)	13.96%

Notes:

(1) Based on information publicly available on HCI's SEDI profile as of January 13, 2023, HCI through its wholly owned subsidiary Deepkloof Limited had sole voting and dispositive power with respect to 24,837,349 Common Shares.

(2) Based on Form 62-103F3 available on SEDAR, Franklin Resources, Inc./Franklin Advisers, Inc. as of March 9, 2022, had sole voting and dispositive power with respect to 13,991,774 Common Shares.

PART II - BUSINESS OF THE MEETING

The Meeting will address the following matters:

1. Receiving the Company's audited consolidated financial statements for the financial year ended August 31, 2022, together with the auditor's report thereon.

2. Electing the directors who will serve until the next annual general meeting of shareholders.

3. Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the Board to set their remuneration.

4. Re-approving the Company's existing Share Compensation Plan without any amendment, as required every three years by the TSX.

5. Any such other business as may properly be brought before the Meeting.

RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS

The Board has approved the consolidated financial statements of the Company and the auditor's report thereon for the financial year ended August 31, 2022, which will be presented at the Meeting.  No approval or other action needs to be taken at the Meeting in respect of these documents.

ELECTION OF DIRECTORS

The Board has determined the number of directors to be elected at the Meeting at six and currently consists of six directors.

The term of office of each of the current directors will expire at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named by management as proxyholders in the accompanying form of Proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as directors.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (the "Act").

Majority Voting Policy

On January 13, 2015, the Board adopted a majority voting policy, as amended on February 18, 2015 (the "Majority Voting Policy").  The Majority Voting Policy requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election will be required to tender an offer to resign (a "Resignation Offer").  The Majority Voting Policy applies only to uncontested elections, which are elections of directors where the number of nominees for election as director is equal to the number of directors to be elected at such meeting.  Following a tender of a Resignation Offer, the Governance and Nomination Committee will consider the Resignation Offer and will recommend to the Board whether or not to accept or reject the Resignation Offer or to propose alternative actions.  The Governance and Nomination Committee will be expected to recommend accepting the Resignation Offer, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board.  Within 90 days following the applicable annual general meeting, the Board will make a determination of the action to take with respect to the Resignation Offer and will promptly disclose by news release its decision to accept or reject the director's Resignation Offer or to propose alternative actions as referenced in the Policy.  If the Board has decided to reject the Resignation Offer or to pursue any alternative action other than accepting the Resignation Offer, then the Board will disclose in the news release its reasons for doing so.  The applicable director will not participate in either the Governance and Nomination Committee or Board deliberations on his or her Resignation Offer.

Nominees for Election as Directors

The following table sets out the name of each person  proposed to be nominated by management for election as director: such nominee's age; such nominee's place of residence (1); such nominee's present principal occupation and principal occupations held in the last five years, if applicable; a brief description of the nominee's principal directorships; the number of Common Shares, stock options, DSUs and RSUs held, directly or indirectly, by the nominee (2); the date the nominee became a director of Platinum Group (3); such nominee's current membership on committees of the Board; such nominee's record of attendance at meetings of the Board and its committees during the year ended August 31, 2022; whether or not the Board has determined such nominee to be independent; and whether the nominee is indebted to the Company:

Diana Walters, BA, MA, 59

Consulting specialist primarily in natural resources, Amichel, LLC.
Pipe Creek, Texas, USA

Committees:

• Compensation (Chair)

• Governance and Nomination

• Environmental, Health, Safety and Technical Advisory

Common Shares: 26,450

Options: 100,800

DSUs: 163,336

RSUs: N/A

Diana Walters has over thirty years of experience in the Natural Resources sector, as an equity investor, investment banker and in operating roles. She is the former President of Liberty Metals and Mining Holdings, LLC from 2010 to 2014 and was a Managing Partner of Eland Capital, LLC, a Natural Resources advisory firm. Ms. Walters has extensive investment experience with both debt and equity through leadership roles at Credit Suisse, HSBC and other firms. Ms. Walters graduated with honors from the University of Texas at Austin with a BA in Plan II Liberal Arts and an MA in Energy and Mineral Resources. Ms. Walters also currently serves on the board of Atmos Energy Corporation and Trilogy Metals Inc.

Board Details:

• Director since 2013

• Meetings attended: Board: 5/5; Non-Executive/Independent Directors: 1/1; Audit: 2/2; Compensation: 3/3; Governance and Nomination: 3/3; Environmental, Health, Safety and Technical Advisory: 2/2

• Independent Board Member (Non-Executive Chair of the Company)

• Indebtedness to Company: Nil

______________________________
Notes

(1) The information as to the province/state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) The term of office of each of the directors elected at the Meeting will expire at the next annual meeting of the shareholders of the Company.

Frank Hallam, B.B.A., C.P.A., C.A., 62

President and Chief Executive Officer,

Platinum Group Metals Ltd.

Burnaby, B.C., Canada

Committees (1): Nil

Common Shares: 95,543

Options: 1,825,000

DSUs: N/A

RSUs: 157,999

Frank Hallam has been with the Company since its inception in 2002 and co-founded one of the Company's two predecessor corporations in 1983. He was CFO and Corporate Secretary of the Company until July 2021.  Mr. Hallam was also a co-founder of MAG Silver Corp. and West Timmins Mining Inc. Mr. Hallam previously served as an auditor in the mining practice of Coopers and Lybrand (now PricewaterhouseCoopers). Mr. Hallam currently serves on the board of FRX Innovations Inc.

Board Details:

• Director since 2002;

• Meetings attended: Board:5/5

• Non-independent Board Member (President and CEO of the Company)

• Indebtedness to Company: Nil

Timothy Marlow, C.Eng., 78

President, Marlow & Associates

Surrey, BC, Canada

Committees (1):

• Governance and Nomination (Chair)

• Compensation

• Audit

• Environmental, Health, Safety and Technical Advisory

Common Shares: 300

Options: 91,200

DSUs: 152,462

RSUs: N/A

Timothy Marlow has over thirty-six years of mining engineering and mine operating experience in North America, South America, Africa and Asia. His mining and project experience span the world with specific African experience in Ghana and Zambia. Mr. Marlow has been President of Marlow & Associates since 1995 and was President of Philippine Gold Consulting LLC from 1995 to 2014. Mr. Marlow is a graduate of the Camborne School of Mines and is registered as a CEng, Registered Charter Engineer in the UK. He is a member of the Institute of Mining and Metallurgy UK and a Qualified Person as defined by NI-43-101 for mining.

Board Details:

• Director since 2011

• Meetings attended: Board: 5/5; Non-Executive/Independent Directors: 1/1; Compensation: 3/3; Governance and Nomination: 3/3; Environmental, Health, Safety and Technical Advisory: 2/2; Audit: 4/4

• Independent Board Member (2)

• Indebtedness to Company: Nil

John Copelyn, 72 CEO, Hosken Consolidated Investments Limited Cape Town, South Africa Committees: Nil Common Shares: 24,837,349 (3) Options: 100,800 DSUs: 180,060 RSUs: N/A

John Copelyn has been CEO of HCI since joining in 1997, director of Africa Energy Corp. since October 2020 and of Montauk Renewable, Inc. since June 2011. Prior to this, he was a member of the South African parliament and general secretary of the Southern African Clothing and Textile Workers' Union. Mr. Copelyn is also the chair of HCI listed subsidiaries Southern Sun Limited, Deneb Investments Limited, Tsogo Sun Gaming Limited and eMedia Holdings Ltd.

Board Details:

• Director since 2018

• Meetings attended: Board: 5/5; Non-Executive/Independent Directors: 1/1

• Independent Board Member (2)

• Indebtedness to Company: Nil

Stuart Harshaw, BSc, MBA, 55

President and CEO, Nickel Creek Platinum Corp.

Mississauga, ON, Canada

Committees:

• Compensation

• Audit (Chair)

• Environmental, Health, Safety and Technical Advisory (Chair)

Common Shares: 10,000

Options: 91,200

DSUs: 146,292

RSUs: N/A

Mr. Harshaw is a seasoned professional with a successful career in the global mining industry with Vale SA and Inco Ltd, where, among other things, he was Vice President of Ontario Operations in charge of operating six underground mines, a portfolio of processing and refining facilities in Canada and Asia, as well as marketing and sales of a broad range of concentrates and finished metals worldwide. Mr. Harshaw has been director, president and CEO of Nickel Creek Platinum Corp. since October 2020; director of International Tower Hill Mines Ltd. since April 2018; and was director of Constantine Metal Resources Ltd. from 2018 to 2020. Mr. Harshaw earned a BSc. in Metallurgical Engineering from Queen's University and an MBA from Laurentian University.

Board Details:

• Director since 2019

• Meetings attended: Board: 5/5; Non-Executive/Independent Directors: 1/1; Audit: 4/4; Compensation: 3/3; Governance and Nomination: 3/3; Environmental, Health, Safety and Technical Advisory: 2/2

• Independent Board Member (2)

• Indebtedness to Company: Nil

Paul Mpho Makwana, BAdmin (Hons), EDP, 52

Founder and Chairman, Epitome Investments (Pty) Ltd.

Johannesburg, Gauteng, South Africa

Committees:

  Governance and Nomination
  Audit

Common Shares: Nil

Options: 72,000

DSUs: 9,467

RSUs: N/A

Mpho Makwana is an accomplished business leader with diverse experience spanning a period of more than 30 years in executive and C-Suite roles in the public and private sectors. Mr. Makwana is founder and Chairman of Epitome Investments (Pty) Ltd., a family-owned venture capital firm (investments holding company) focusing on multigenerational future-driven sustainable investments in renewable energy, knowledge and change management and 4thIR enabling platforms. Mr. Makwana is Chairman of Eskom Holdings SOC Ltd., a public electricity utility company owned by the Government of South Africa and Independent Non-Executive Director of JSE-listed Invicta Holdings Limited and Nedbank Group Ltd. ("Nedbank").  He also serves as Chairman of SA Forestry (SAFCOL) Ltd. and was Non-Executive Director of BioTherm Energy (Pty) Ltd. until October 2022  and Chairman of Limpopo Economic Development Agency Ltd. until May 2022. Mr. Makwana's role with Nedbank is scheduled to end in May 2023. Mr. Makwana holds a BAdmin from the University of Zululand and a BAdmin (Hons) from the University of Pretoria, an EDP Certificate from the Kellogg School of Management and a Post Grad Diploma, Retailing Management from the University of Stirling.

Board Details:

• Director since 2022

• Meetings attended: Board: 3/3; Audit: 2/2

• Independent Board Member (2)

• Indebtedness to Company: Nil

______________________________

Notes:

(1) Member of the Disclosure Committee, a committee established by the Chief Executive Officer and the Chief Financial Officer to assist in the fulfillment of their responsibility to oversee the accuracy and timeliness of disclosures made by the Company.

(2) For additional information regarding independence, see section 1(a) "Board of Directors - Disclose identity of directors who are independent" in Schedule "A" attached to this Information Circular.

(3) Mr. Copelyn, Chief Executive Officer of HCI, a greater than 20% shareholder of the Company that beneficially owns these Common Shares indirectly through a wholly owned subsidiary, exercises control over these Common Shares.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

RE-APPROVAL OF SHARE COMPENSATION PLAN

The Company implemented the Share Compensation Plan which was approved by the shareholders at the annual general meeting held on February 23, 2017 and was amended at the Company's annual general meeting held on February 20, 2020.  Per the requirements of the TSX, the Company is required to obtain shareholder approval of the Share Compensation Plan every three years.  As such, at the Meeting, the shareholders will be asked to pass an ordinary resolution re-approving the Share Compensation Plan in its current form, such resolution to be substantially in the following form:

"BE IT HEREBY RESOLVED, as an ordinary resolution, that:

(a) all unallocated options and restricted share units ("RSUs") under the Company's share compensation plan (the "Share Compensation Plan") be and are hereby approved;

(b) the Company have the ability to continue granting options and awarding RSUs under the Share Compensation Plan, until February 28, 2026, a date that is three (3) years from the date where shareholder approval is being sought and the date by which the Company must subsequently seek shareholder approval; and

(c) any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents  that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution."

In the event the shareholders do not re-approve the Share Compensation Plan:

  the existing options and RSUs will continue unaffected until the expiry date or date of cessation as set out in the respective option agreements or restricted share unit agreements;

  no new options or RSUs may be granted or awarded; and

  previously granted options and awarded RSUs, that are cancelled prior to exercise or if they expire unexercised will not be available for re-grant.

A summary description of the Share Compensation Plan is provided below under the heading "Securities Authorized for Issuance Under Equity Compensation Plans".  The Share Compensation Plan is a rolling 10% plan under TSX policies and the maximum aggregate number of Common Shares available for issuance under the Share Compensation Plan at any time is 10% of the outstanding Common Shares, less any Common Shares reserved for issuance under share compensation arrangements other than the Share Compensation Plan.  A copy of the Share Compensation Plan will be available for viewing up to the date of the Meeting at the Company's offices at Suite 838 - 1100 Melville Street, Vancouver, British Columbia, V6E 4A6 and at the Meeting.  In addition, a copy of the Share Compensation Plan will be mailed free of charge, to any holder of Common Shares who requests a copy from the Secretary of the Company.  Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

Unless otherwise directed, the persons named in the enclosed proxy intend to vote for the re-approval of the Share Compensation Plan.

PART III - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  The corporate governance practices adopted by the Company are set out in Schedule "A" attached to this Information Circular and the Company's approach to environmental, social and governance ("ESG") practices is set out in Schedule "B".

PART IV - STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer ("NEO") of the Company means each of the following individuals:

(a) the chief executive officer ("CEO") of the Company;

(b) the chief financial officer ("CFO") of the Company;

(c) each of the Company's three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at August 31, 2022 whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

(d) each individual who would be a NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at August 31, 2022.

During the financial year ended August 31, 2022, the Company had five NEOs: Frank Hallam, President and CEO; Gregory Blair (4), CFO; Kresimir (Kris) Begic, Vice-President Corporate Development; Mlibo Mgudlwa, Vice-President of the Company's wholly owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA"); and Schalk Engelbrecht, Finance Executive of PTM RSA. Mr. Begic, Mr. Engelbrecht and Mr. Mgudlwa are not executive officers (as that term is defined under National Instrument 51-102 - Continuous Disclosure Obligations) but constitute NEOs based on paragraph (d) above.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company's executive officers. The Compensation Committee designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company. The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company's compensation philosophy.  The Compensation Committee is comprised of Diana Walters (Chair), Timothy Marlow and Stuart Harshaw, all of whom are independent directors of the Company.

The Company does not currently generate operating cash flow and relies on equity and debt financings to fund its exploration and corporate activities.  Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced NEOs, it must at the same time consider current market and industry circumstances and the Company's liquidity and ability to raise further capital.

___________________________________
(4) Gregory Blair was appointed CFO of the Company on September 27, 2022 following his appointments as Interim CFO of the Company on July 29, 2021.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company's compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long-term equity-based incentives a significant component of executive compensation.  This approach is based on the assumption that the Company's Common Share price over the long-term is an important indicator of long-term performance.  The Company has two equity-based compensation plans: i) the Share Compensation Plan; and ii) the deferred share unit plan for Directors ("DSU Plan").  The Compensation Discussion and Analysis that follows outlines the Company's executive compensation components and philosophies, which at times, was tempered by the Company's desire to preserve capital considering uncertain economic circumstances.

Officer Compensation Philosophy and Objectives

The Company's principal goal is to create value for its shareholders.  The Company's compensation philosophy reflects this goal, and is based on the following fundamental principles:

(a) Compensation programs align with shareholder interests - the Company aligns the goals of officers with maximizing long-term shareholder value;

(b) Performance sensitive - compensation for officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

(c) Offer market competitive compensation to attract and retain talent - the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

  to attract and retain highly qualified executive officers;

  to align the interests of executive officers with Shareholders' interests and with the execution of the Company's business strategy;

  to evaluate executive performance based on key measurements that correlate to long-term Shareholder value; and

  to tie compensation directly to those measurements and rewards based on achieving and exceeding objectives.

The Company does not have a formal compensation program with set benchmarks; however, the Company does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, including but not limited to the Common Share price, both in the short and the long term, and to align the interests of officers with the interest of the Company's shareholders.  This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options and RSUs under the Share Compensation Plan, a significant component of executive compensation (on the assumption that the performance of the Common Share price over the long term is an important indicator of long-term performance).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced officers; to align the interests of officers with shareholders' interests and with the execution of the Company business strategy; and to tie compensation directly to those measurements and rewards based on achieving and exceeding performance expectations.

The Compensation Committee has not formally considered the implications of the risks associated with the Company's compensation policies and practices.  Notwithstanding this, risk management is a consideration of the Compensation Committee when implementing its compensation policies and the Compensation Committee does not believe that the Company's compensation policies and practices result in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Company.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management.  Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced officers by providing competitive compensation.  As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining the Company's own approach to executive compensation. Although the Compensation Committee reviews each element of compensation for market competitiveness, it may weigh a particular element more heavily based on a particular NEO's role within the Company.  It is primarily focused on remaining competitive in the market with respect to overall compensation, while maintaining a strong performance bias aligned with Shareholder interests.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its recommendations to the Board.  These companies are used as the Company's primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors. The Compensation Committee also periodically engages an independent executive compensation consulting firm to conduct peer group compensation analysis and provide comparative analysis of relevant industry compensation levels.  Companies identified as the Company's primary benchmark group (the "Peer Group") are listed below in the section following the table under the heading entitled "Elements of Compensation - Base Salary".  The Compensation Committee also relies on the experience of its members as officers and/or directors.  The Compensation Committee also relies on the experience of its members as officers and/or directors of other companies in similar lines of business as the Company in assessing compensation levels.

The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee's approval and recommendation to the Board.

Elements of Officer Compensation

The Company believes that transparent, objective and rational corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs.  The Company's objective is to establish goals for its NEOs which, if achieved, will enhance Shareholder value.  A combination of fixed and variable compensation is used to motivate officers to achieve overall corporate goals.  For the financial year ended August 31, 2022, the three basic components of officer compensation were:

  base salary;

  annual incentives (cash bonus); and

  share and option-based awards (long-term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and share and option-based compensation represent compensation that is "at risk" and thus may or may not be paid to the respective officer depending on: whether the officer is able to meet or exceed his or her applicable performance expectations; market performance of the Common Shares; and the Company's liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components.  Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the officer's role and responsibilities within the Company.  The focus is on remaining competitive in the market with respect to "total compensation" as opposed to within any one component of executive compensation.

The members of the Compensation Committee have direct experience with officer compensation which enables them to make decisions on the suitability of the Company's compensation policies.  Diana Walters has extensive business experience in the natural resources sector, both as a private equity investor and in operating and directorship roles. Timothy Marlow has served as a director of other publicly listed mining company in addition to being a director of the Company since 2011 and Stuart Harshaw has extensive business experience in mine operations and management of relations with provincial and municipal governments and First Nations.  Collectively, the Compensation Committee is aware of the market compensation levels and can provide guidance on the policies required to ensure the Company has appropriate compensation policies in place.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO.  It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in share and option-based compensation arrangements for each NEO.

Base salary is targeted to be competitive in the marketplace in order to attract and retain qualified individuals to the Company and then typically serves as the foundation for determining annual and long-term incentive plan amounts.  The actual amount of annual incentive is decided based on individual performance and the discretion of the Compensation Committee.  Long-term compensation is targeted to be competitive in the marketplace but is positioned in such a way as to have significant pay at risk and be dependent upon the long-term success of the Company.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the active NEOs.  Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain NEOs critical to the Company's long-term success.  In determining the base salary of a NEO, the Compensation Committee places equal weight on the following criteria:

  the particular responsibilities related to the position;

  salaries paid by comparable businesses;

  the experience level of the officer; and

  his or her overall performance or expected performance (in the case of a newly hired officer).

The Compensation Committee assesses these criteria and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all officers' and employees' compensation levels.

In assessing levels of compensation for the financial year ended August 31, 2022, the Compensation Committee considered qualitative elements to reflect overall market conditions, past market practices as well as a compensation report (the "Compensation Report") provided by external independent consultant, Global Governance Advisors (the "Consultant") which was retained during the financial year 2021 to assist the Compensation Committee in assessing the compensation criteria for the Company's executive officers in financial year 2022.  The Compensation Report provided a reference point to establish the financial year 2022 equity incentive grant levels, annual incentives, compensation levels (base salary and annual incentive targets), the Peer Group used for the benchmarking of the Company's compensation structure and the provision of a proxy for the competitive market of the Company's executive talent.  The aggregate fees paid by the Company to the Consultant for the review of the Company's executive compensation and provision of the Compensation Report in financial year 2021 was $9,860.

The Peer Group considered by the Company to determine and review the levels of compensation to be awarded to the NEOs during the financial year ending August 31, 2022 was:

Belo Sun Mining Corp.	Mineral Alamos Inc.	Sabina Gold & Silver Corp.
Caledonia Mining Corp. PLC	Northern Dynasty Minerals Ltd..	Tanzanian Gold Corp.
Eastern Platinum Ltd.	Orezone Gold Corp.	Trilogy Metals Inc.
Gabriel Resources Ltd.	Perpetua Resources Corp.	Troilus Gold Corp.
Int'l Tower Hill Mines Ltd.	Polymet Mining Corp	Vista Gold Corp.
Marathon Gold Corporation	Rio2 Ltd.	Wallbridge Mining Co. Ltd.

Although the NEOs met most performance milestones in fiscal 2022, based on the Company's business objectives, other than cost of living adjustments, the Compensation Committee has not recommended to alter the base salary for any active NEO for fiscal 2023 or to materially alter the Share Compensation Plan.

Since the Company's most recently completed financial year, the Company has not retained any compensation consultant or advisor to assist the board of directors or the Compensation Committee in determining compensation for any of the Company's directors or executive officers.  The Company typically retains the services of a compensation consultant or advisor on a two or three year interval basis.

On an annual basis, the Compensation Committee considers selection criteria for the Peer Group in comparison to that used by various proxy advisory groups. The Compensation Committee considers various factors in assessing the Peer Group, including stage of project development, applicability of financial metrics for pre-cashflow projects, geographical location, and market capitalization of the various peers. As a result of this assessment, the Compensation Committee may adjust the Peer Group from time to time. The Compensation Committee will use the Peer Group data to ensure that compensation levels are sufficient and competitive without exceeding average compensation for companies of approximately the same size and stage during the financial year ending 2023.

During the financial year ended August 31, 2022, approximately: $475,000 (2021 - $475,000) was paid as base salary to the Company's President/CEO; $156,200 (2021 - $137,100) was paid as base salary for the Company's CFO; $230,000 (2021 - $230,000) was paid as a base salary for the Company's VP Corporate Development; and $203,139 (2021 - $230,000) was paid as a base salary for the Vice-President of PTM RSA; and $145,911 (2021 $Nil) was paid to the Finance Executive of PTM RSA.  Employee salaries are based on fair market value and individual performance assessed by management.  Incentives and options are considered separately from base salary.

Annual Incentives (Cash Bonus)

Officers are eligible for an annual discretionary bonus, payable in cash.  The Board approves such annual incentives, relying heavily on the recommendations of the Compensation Committee in granting them.  The Compensation Committee assesses each active NEO's performance and his or her respective contribution to the Company's success, and after considering the financial and operating performance of the Company, makes a recommendation to the Board.  Competitive levels of base salary, comparisons and share and option-based awards are considered when setting incentives.  Overall compensation is considered as a whole including annual incentives.  For the CEO, safety is also a consideration for bonus compensation.

In the financial year ended August 31, 2022 the Company's President and CEO was paid a cash bonus of $35,500 (2021  - $35,500); the Company's CFO was paid a cash bonus of $13,000 (2021 - $12,000); the Company's Vice-President Corporate Development was paid a cash bonus of $19,000 (2021 - $18,000); the Company's Vice-President of PTM RSA was paid a cash bonus of $12,000 (2021 - $8,000); and $15,000 (2021 $Nil) was paid to the Finance Executive of PTM RSA.

Long Term Compensation (Option-Based and Share-Based Awards)

The Compensation Committee believes that it is important to award incentive stock options and restricted share units ("RSUs") as part of an overall compensation package.  Encouraging its officers and employees to become shareholders of the Company is, in the Compensation Committee's view, the best way to align their interests with those of the Company's shareholders.

Equity participation is accomplished through the Company's Share Compensation Plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Internal experience of the Compensation Committee and Board is used with respect to option levels and comparisons are made to similar companies at the same stage of development in the mining industry.

The Compensation Committee considers stock option grants and RSUs awards when reviewing NEO compensation packages as a whole.  Stock options granted and RSUs awarded to NEOs during the most recently completed financial year are disclosed below under the heading "Summary Compensation Table".

Purchase of Financial Instruments

NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in the Common Shares on September 1, 2017 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial years.

	01-Sep-17	01-Sep-18	01-Sep-19	01-Sep-20	01-Sep-21	01-Sep-22
Platinum Group Metals Ltd.(1)	100	16	30	37	38	20
S&P/TSX Composite Index(1)	100	110	115	120	154	147
S&P/TSX Global Mining Index(1)	100	96	117	157	168	149

______________________________
Notes:

(1) Assuming an investment of $100 on September 1, 2017, with a TSX:PTM price of $8.60/share, the S&P/TSX Composite Index at 15,192 and the S&P/TSX Global Mining Index at 70.40.

From September 1, 2017 to August 31, 2022, the share price of the Company has decreased by approximately 80% compared to an increase in the S&P/TSX Composite Index of approximately 47% and an increase in the S&P/TSX Global Mining Index of approximately 49% during the corresponding period.

Share-Based and Option-Based Awards

It is generally recognized that share-based and option-based awards aid in attracting, retaining and encouraging individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

In February 2017, the Company adopted a Share Compensation Plan (as amended in February 2020) to provide for the award of RSUs and grant stock options to its directors, executive officers, key employees and consultants (the "Eligible Persons") of the Company and its Subsidiaries for the purpose of advancing the interests of the Company and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Company and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

The Compensation Committee determines the ranges of stock option grants and RSUs awards for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants and makes recommendations to the Board accordingly.  Individual grants and awards are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company.  The existing number and terms of the outstanding options and RSUs are considered when granting new options and RSUs.  The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of ten years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of stock options and RSUs which may be issued under the Share Compensation Plan in the aggregate and in respect of any financial year is limited under the terms of the Share Compensation Plan and cannot be increased without shareholder approval.  Details of the Company's Share Compensation Plan are provided below under "Securities Authorized for Issuance under Equity Compensation Plans".  There was no re-pricing of stock options under the Share Compensation Plan or otherwise during the most recently completed financial year.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended August 31, 2022, August 31, 2021 and August 31, 2020 in respect of each NEO.

NEO Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards(2)(4) ($)	Option- Based Awards(3)(4) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Frank Hallam President and CEO (5)	2022 2021 2020	475,000 475,000 475,000	212,877 226,481 96,957	1,193,089 1,107,613 377,627	35,500 35,500 Nil	Nil Nil Nil	Nil Nil Nil	1,915,466 1,844,594 949,584
Greg Blair CFO (6)	2022 2021 2020	156,200 137,100 135,600	55,498 45,610 27,809	141,765 137,348 62,654	13,000 12,000 12,000	Nil Nil Ni	Nil Nil Ni	366,463 332,058 238,063
Kresimir (Kris) Begic VP Corp. Development	2022 2021 2020	230,000 230,000 230,000	98,687 100,799 42,059	530,647 493,490 170,621	19,000 18,000 Nil	Nil Nil Nil	Nil Nil Nil	878,334 842,289 442,680
Mlibo Mgudlwa Vice President, PTM RSA (7)	2022 2021 2020	203,139 239,333 202,300	121,651 40,947 19,863	11,758 118,081 54,301	Nil 8,000 Nil	Nil Nil Nil	Nil Nil Nil	376,190 406,361 276,464
Schalk Engelbrecht Finance Executive, PTM RSA (7)	2022 2021 2020	142,910 N/A N/A	131,935 46,353 Nil	234,459 99,515 46,908	15,000 12,000 Nil	Nil Nil Nil	68,504 214,821 142,457	592,808 372,689 189,365

Notes:

(1) Financial year ended August 31st.

(2) Share-based awards consist of RSUs which are subject to vesting criteria.  The Share-based awards value is based on the fair market value of the stock price at the time of grant and recognized over the respective vesting periods.

(3) Amount is based on the fair value of the award on the date of grant for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a2 reliable single measure of the fair value of the Company's stock options.

(4) Share-Based Awards and Option-Based Awards consist of RSUs and Stock Options granted under the Share Compensation Plan as described above under Long Term Compensation (Option-Based and Share-Based Awards).

(5) Formerly CFO and Corporate Secretary of the Company.  Also, a director of the Company.  No fees are paid to the NEO in his role as a director.

(6) Interim CFO of the Company from July 29, 2021 to September 27, 2022

(7) Salary paid in South African Rand.  Canadian dollar value is subject to exchange rate fluctuations between the South African Rand and the Canadian dollar.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Pursuant to the terms of an employment agreement dated July 5, 2012, amended January 21, 2022 (the "Hallam Employment Agreement"), Frank Hallam is employed as the Company's President and CEO. Pursuant to the Hallam Employment Agreement, Mr. Hallam's annual compensation is $475,000 effective July 1, 2016 and payable in semi-monthly installments.  The Hallam Employment Agreement also includes a change of control provision, which is described more fully below at "Termination of Employment, Change in Responsibilities and Employment Contracts".  Mr. Hallam is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.

Pursuant to the terms of an employment agreement dated December 3, 2010, which was originally entered into in contemplation of his position as a Senior Accountant, Policy and Regulation (the "Blair Employment Agreement"), Gregory Blair is engaged as the Company's CFO.  Mr. Blair's annual compensation is $170,000 effective September 27, 2022 and payable in semi-monthly installments.  The Blair Employment Agreement also includes a change of control provision, which is described more fully below at "Termination of Employment, Change in Responsibilities and Employment Contracts".  Mr. Blair is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.  The Blair Employment Agreement is in process of being re-negotiated so that the terms related to a Change of Control (as defined below) are more aligned to such terms for the Hallam Employment Agreement, the Begic Employment Agreement (defined below) and the Engelbrecht Employment Agreement (defined below).

Pursuant to the terms of an employment agreement dated July 25, 2012 (the "Begic Employment Agreement"), Kresimir (Kris) Begic is engaged as the Company's Vice-President of Corporate Development.  Pursuant to the Begic Employment Agreement, Mr. Begic's annual compensation is $240,350 effective September 27, 2022 and payable in semi-monthly instalments.  The Begic Employment Agreement also includes a change of control provision, which is described more fully below at "Termination of Employment, Change in Responsibilities and Employment Contracts". Mr. Begic is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.

Pursuant to the terms of an employment agreement dated June 28, 2011 (the "Mgudlwa Employment Agreement"), Mlibo Mgudlwa is engaged as Vice-President of PTM RSA.  Pursuant to the Mgudlwa Employment Agreement, Mr. Mgudlwa's annual compensation effective September 27, 2022 is Rand 2,653,788 (approximately $202,564 and payable in semi-monthly instalments.  Mr. Mgudlwa is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.

Pursuant to the terms of an employment agreement dated January 22, 2022 (the "Engelbrecht Employment Agreement"), Schalk Engelbrecht is engaged as Finance Executive of PTM RSA.  Pursuant to the Engelbrecht Employment Agreement, Mr. Engelbrecht's compensation effective January 1, 2022 is Rand 2,640,000 (approximately $201,511) and payable in semi-monthly installments.  Mr. Engelbrecht is entitled to an annual bonus at the discretion of the Compensation Committee and the Board.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs.  The closing price of the Common Shares on the TSX on August 31, 2022 was $1.95.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not been vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)	Market or Payout Value of vested Share-Based Awards not paid out or distributed ($)
Frank Hallam	275,000 300,000 450,000 500,000	2.61 1.81 6.58 2.32	Apr 9, 2024 Dec 2, 2024 Dec 16, 2025 Dec 15, 2026	N/A 42,000 N/A N/A	950,000	1,852,500	Nil

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not been vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)	Market or Payout Value of vested Share-Based Awards not paid out or distributed ($)
Gregory Blair	25,000 35,000 52,500 52,500	2.61 1.81 6.58 2.32	Apr 9, 2024 Dec 2, 2024 Dec 16, 2025 Dec 15, 2026	N/A 4,900 N/A N/A	105,000	204,750	Nil
Kresimir (Kris) Begic	50,000 133,334 200,000 225,000	2.61 1.81 6.58 2.32	Apr 9, 2024 Dec 2, 2024 Dec 16, 2025 Dec 15, 2026	N/A 18,667 N/A N/A	425,002	828,754	Nil
Mlibo Mgudlwa	65,000 30,334 45,000 45,000	2.61 1.81 6.58 2.43	Apr 9, 2024 Dec 2, 2024 Dec 16, 2025 Dec 15, 2026	N/A 4,247 N/A N/A	145,168	283,078	29,756
Schalk Engelbrecht	57,500 20,000 30,000 99,000 54,000	$2.61 $1.81 $6.58 $3.90 $2.32	Apr 9, 2024 Dec 2, 2024 Dec 16, 2025 Aug 9, 2026 Dec 15, 2026	N/A 2,800 N/A N/A N/A	150,000	292,500	Nil

______________________________
Note:

(1) This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $1.95, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the financial year ended August 31, 2022.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Frank Hallam	1,193,089	212,877	35,500
Gregory Blair	530,647	55,498	13,000
Kresimir (Kris) Begic	141,765	98,687	19,000

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mlibo Mgudlwa	121,651	39,642	11,758
Schalk Engelbrecht	234,459	131,935	15,000

______________________________
Note:

(1) This value is calculated as the difference between the market price of the Common Shares and the exercise price of the options on the vesting date.

Subsequent to August 31, 2022, 693,000 options were granted to NEOs, subject to vesting over a three-year period, at an exercise price of $2.37 per share for a five year term ending October 3, 2027.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or officers and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements in respect of remuneration received or that may be received by the NEOs in the Company's most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities).

No termination or change of control payments are payable to Mr. Mgudlwa pursuant to the Mgudlwa Employment Agreement.

Pursuant to the Blair Employment Agreement, the Company may terminate the agreement immediately, at any time, for cause, which includes any criminal act or breach of any British Columbia Securities Commission or TSX regulation or policy that governs Gregory Blair's (hereinafter referred to as "Blair") employment activities. The Company or Blair may terminate the agreement at any time without cause with 30 days' written notice.  Further, in the event of a change of control of the Company, as defined under securities legislation in British Columbia, Blair is entitled to the benefit of all granted options plus six months' salary.  Note that at the time of writing this Information Circular the Blair Employment Agreement is in process of being re-negotiated so that the terms related to a Change of Control (as defined below) are more aligned to such terms for the Hallam Employment Agreement, the Begic Employment Agreement and the Engelbrecht Employment Agreement.

Pursuant to the Hallam Employment Agreement, the Begic Employment Agreement and the Engelbrecht Employment Agreement, each of Frank Hallam, Kresimir (Kris) Begic and Schalk Engelbrecht (hereinafter referred to as "Hallam", "Begic" and "Engelbrecht", respectively) may resign by giving 90 days' written notice and thereafter be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the "Final Wages").

If Hallam or Begic are terminated without cause or resigns for Good Cause (as defined below), the Company will pay them:

  the Final Wages;

  an additional amount equal to 24 months annual salary to Hallam and 12 months annual salary to Begic (the "Severance Period"), and each of Hallam and Begic's current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for Good Cause following a Change of Control, the Company will pay severance as follows (the "COC Severance"):

  Final Wages;

  an additional amount equivalent to 24 months' annual salary (the "COC Severance Period");

  an additional lump sum equal to the sum of the amounts paid as bonuses to each of Hallam and Begic in respect of the completed three bonus years preceding the date of termination divided by 36 and to Engelbrecht in respect of the completed full year preceding the date of termination divided by 12 (the "Average Monthly Bonus") multiplied by the number of completed months in the current bonus year through to the termination date;

  an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period for each of Hallam and Begic;

  each of Hallam and Begic's current benefits will continue until the earlier of the end of the COC Severance Period and the Executive's receipt of similar benefits through other employment; and

  Engelbrecht's current benefits will continue until the earlier of the end of 12 months after the Change of Control or the Executive obtaining alternate coverage.

In addition, each of Hallam, Begic and Engelbrecht shall have a special right to resign on one month's written notice, delivered within 60 days following a Change of Control, in which case the Executive will be entitled to receive the COC Severance.

Upon a Change of Control, any non-vested options held by Hallam, Begic and Engelbrecht will be deemed vested on a Change of Control.  Where the Change of Control is a transaction in which the shares of the Company are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit each of Hallam and Begic, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the options shall revert to their original terms, including as to vesting and all options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

Definitions

"Change of Control" means:

(a) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 - Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares of the Company which, when added to all other Common Shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares of the Company;

(b) the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company's Board who were not nominees of the Company's incumbent Board at the time immediately preceding such election;

(c) the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d) a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity's outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

"Good Cause" means the occurrence of one of the following events without the Officer's written consent:

(a) upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company;

(b) a material reduction in the Officer's responsibilities, title or reporting, except as a result of the Officer's disability;

(c) any reduction by the Company in the Officer's then current annual salary; or

(d) relocation of the Officer's principal office location by more than 25 kilometres.

An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on August 31, 2022, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
NEO	Resignation	Termination Without Cause and Resignation for Good Cause	Change of Control
Frank Hallam	N/A	950,000	950,000
Gregory Blair	N/A	N/A	78,750
Kresimir (Kris) Begic	N/A	230,000	460,000
Mlibo Mgudlwa	N/A	N/A	N/A
Schalk Engelbrecht	N/A	N/A	446,490

Except as described above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the NEOs in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, Change of Control, etc.) or a change in responsibilities.

Significant Conditions or Obligations Attached to Payment and Benefits

Pursuant to the terms of their respective Employment Agreements, Hallam, Begic and Engelbrecht have agreed:

  to devote such of their time and attention to the affairs and business of the Company and its subsidiaries as required to faithfully fulfill their duties as an officer of the Company;

  not to divulge any confidential information or secrets of the Company to any person or persons without the prior consent in writing of the directors;

  not to participate in the management of any business operation engaged in mineral operation within 10 km of any mineral property being mined, explored or developed by the Company within 12 months of termination without the written consent of the directors; and

  to communicate immediately to the directors all business opportunities which come to the Officers in their position with the Company and to assign ownership of all business opportunities, inventions and improvements in the nature of the business of the Company that the Officers may conceive, make or discover while employed by the Company and such opportunities, inventions and improvements shall become the exclusive property of the Company without any obligation on the Company to make further payment.

Other than as provided above, as at August 31, 2022, there were no employment contracts between the Company and any NEO to compensate such NEO in the event of resignation, retirement or any other termination of the NEO's employment with the Company or its subsidiaries, a Change of Control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a Change of Control.

Clawback Policy

As a measure of accountability and to ensure that performance-based compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any such compensation received by an executive officer in the event that there is a financial restatement or correction to the Company's financial statements and the Board, or its designees (the "Administrators") determine that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation.

If a financial restatement occurs, and if the Administrators determine: (i) that the amount of any performance-based compensation actually issued, paid, granted, or awarded to any executive officer of the Company would have been a lower amount had it been calculated based on such restated financial results; and (ii) that such executive officer engaged in fraud or intentional illegal conduct which materially contributed to the need for such Financial Restatement, then the Administrators shall, except as provided below, cancel, rescind, or otherwise seek to recover from such executive officer for the benefit of the Company, and such executive officer will be required to forfeit or repay to the Company, the after-tax portion of the difference between the Awarded Compensation and the Actual Compensation.

The Administrators shall not seek such cancelation, rescission, forfeiture, or recovery from an executive officer to the extent the Administrators determine: (i) that to do so would be unreasonable; or (ii) that it would be better for the Company not to do so.

PART V - COMPENSATION OF DIRECTORS

The following table describes all amounts of compensation provided to the non-NEO directors of the Company for the financial year ended August 31, 2022 (table denominated in Canadian Dollars)

Director Name (1)(6)	Fees Earned (2) ($)	Share- Based Awards ($)	Option- Based Awards (5) ($)	Non-Equity Incentive Plan Compensation (7) ($)	All Other Compensation ($)	Total ($)
Timothy Marlow (3)	77,124	Nil	3,128	1,949	Nil	82,201
Diana Walters (3)	96,406	Nil	3,128	2,071	Nil	101,605
John Copelyn (4)	64,271	Nil	3,128	1,949	Nil	69,348
Stuart Harshaw (3)	97,109	Nil	3,128	2,681	Nil	102,918
Mpho Makwana (6)	33,085	Nil	9,620	Nil	Nil	42,705

Notes:

(1) Relevant disclosure has been provided in the Summary Compensation Table above, for directors who receive compensation for their services as a director who are also NEOs.

(2) This Compensation of Directors Table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as described below.

(3) Fees paid as to 50% in cash and 50% in deferred share units ("DSUs").  See below for the definition of DSUs.

(4) Fees paid as to 100% in DSUs.

(5) Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(6) Fees paid as to 65% in cash and 35% in DSUs

(7) Expense associated with vesting DSU's from grants in previous years.

SCHEDULE OF DIRECTORS' FEES AND NARRATIVE DESCRIPTION

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which the non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the financial year ended August 31, 2022.

Except as noted below, none of the Company's current non-NEO directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company's most recently completed financial year.

The fees payable during calendar year 2022 to the non-NEO directors of the Company are for their service as directors and as members of committees of the Board and were as follows:

Board or Committee Name	Annual Retainer (US$)	Per Diem (US$)
Board of Directors	$50,000	Nil
Board Chairman	$15,000	Nil
Chair of the Audit Committee	$15,000	Nil
Other Committee Chairs	$10,000	Nil
Special Assignments	Nil	$1,000/day

Directors' fees are recommended by the Compensation Committee based on a review of prevailing market conditions and a comparison to peer group companies with similar lines of business, market capitalization and public stock exchange listings.  This recommendation is then subject to the approval of the Board.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS TO DIRECTORS

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-NEO directors.  The closing price of the Company's Common Shares on the TSX on August 31, 2022 was $1.95.

	Option-Based Awards				Share-Based Awards (2)
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Timothy Marlow	11,200 8,000 21,000	2.61 1.81 2.32	Apr 24, 2024 Dec 2, 2024 Dec 15, 2025	N/A 1,120 N/A	20,000	39,000
Diana Walters	16,800 12,000 21,000	2.61 1.81 2.32	April 24, 2024 Dec 2, 2024 Dec 15, 2025	N/A 1,680 N/A	20,000	39,000

	Option-Based Awards				Share-Based Awards (2)
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
John Copelyn	16,800 12,000 21,000	2.61 1.81 2.32	Apr 24, 2024 Dec 2, 2024 Dec 15, 2025	N/A 1,680 N/A	20,000	39,000
Stuart Harshaw	11,200 8,000 21,000	2.61 1.81 2.32	Apr 24, 2024 Dec 2, 2024 Dec 15, 2025	N/A 1,120 N/A	20,000	39,000
Mpho Makwana	21,000	2.35	Feb 28, 2027	N/A	N/A	39,000

Note:

(1) This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $1.95, and the exercise or base price of the option.

(2) This amount is comprised of DSUs (as defined below) credited in lieu of past deferred Board fees awards under the Company's non-equity incentive DSU Plan which will ultimately be settled in cash.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The Company does not have any incentive plans pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the directors.

The following table sets forth details of the value vested or earned by each non-NEO director during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year (2) ($)
Timothy Marlow	3,128	Nil	1,949
Diana Walters	3,128	Nil	1,949
John Copelyn	3,128	Nil	2,071
Stuart Harshaw	3,128	Nil	2,681
Mpho Makwana	9,620	Nil	Nil

Note:

(1) This value is calculated as the difference between the market price of the Common Shares and the exercise price of the options at year end.

(2) Expense associated with vesting DSU's from grants in previous years.

DEFERRED SHARE UNIT PLAN FOR DIRECTORS

In February 2017, the Board adopted the DSU Plan effective concurrently with the Share Compensation Plan adoption. The DSU Plan permits directors who are not salaried officers or employees of the Company or a related corporation (referred to as "Eligible Directors") to convert into deferred share units ("DSUs") the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the "Board Fees").  Only Eligible Directors are permitted to participate in the DSU Plan.  The DSU Plan is administered by the Board or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee (the "DSUP Administrators").

With respect to the conversion of Board Fees into DSUs, each Eligible Director may, under the DSU Plan, elect to convert a minimum of 20% up to a maximum of 100%, in 10% increments of his or her future Board Fees for the relevant period into DSUs in lieu of being paid such fees in cash.  On the date on which the relevant Board Fees are payable, the number of DSUs to be credited to a participating Eligible Director (a "DSU Participant") will be determined by dividing an amount equal to the designated percentage of the Board Fees that the DSU Participant has elected to have credited in DSUs on that fee payment date, by the market value of a Common Share on that fee payment date.  Eligible Directors will be entitled to make an election under the DSU Plan in respect of the period from January 1 through December 31 no later than December 31 of the prior year.  Newly elected Eligible Directors, and all Eligible Directors on the date hereof, will have 30 days from the date of his/her appointment or the date the DSU Plan is effective, as applicable, to make an election in respect of the remainder of such calendar year. All such elections will be irrevocable in respect of such period.

If a DSU Participant becomes a salaried officer or an employee of the Company or a related corporation, such DSU Participant shall thereupon be suspended from further participation in the DSU Plan in the manner set out in the DSU Plan.

The DSUP Administrators may also, in their sole discretion from time to time, award DSUs to one or more Eligible Directors for the purposes of providing additional equity related remuneration to such Eligible Directors in respect of future services as an Eligible Director. With respect to the award of such DSUs, the DSUP Administrators will determine when DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of DSUs, if any, and all other terms and conditions of each award. Unless the DSUP Administrators determine otherwise, such DSUs will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The DSUP Administrators may consider alternatives for vesting criteria related to the Company's performance and will have the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan will also provide that: (a) where the Termination of Board Service (as defined below) of a DSU Participant (or termination of service as a salaried officer or employee, if applicable) occurs as a result of the DSU Participant's death, all unvested DSUs of that DSU Participant will vest effective on the date of death; and (b) if there is a change of control (as such term is defined in the DSU Plan), all unvested DSUs will vest immediately prior to such change of control.

If cash dividends are paid by the Company on the Common Shares, a DSU Participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the DSU Participant holds on the record date for the payment of such dividend.

Canadian DSU Participants will not be entitled to redeem any DSUs (regardless of their vested status) until after the DSU Participant ceases to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death (each, a "Termination of Board Service"), or termination of service as a salaried officer or employee, if applicable.

Except with respect to U.S. Eligible Directors (defined below) a DSU Participant (or the DSU Participant's legal representative, as the case may be) will be permitted to redeem his or her vested DSUs no earlier than following Termination of Board Service (and termination of service as a salaried officer or employee, if applicable) by giving written notice to the Company to redeem on one or more dates specified by the DSU Participant (or the DSU Participant's legal representative, as the case may be), which dates shall not, in any event, be earlier than the tenth day following the release of the Company's quarterly or annual financial results immediately following such termination, or later than December 1 of the first calendar year commencing after the time of such termination. The DSUs of an Eligible Director who is a citizen or resident of the United States, as defined in the United States Internal Revenue Code of 1986, as amended (the "Revenue Code"), and any other Eligible Director who is subject to tax under the Code with respect to DSUs granted pursuant to the DSU Plan (each, a "U.S. Eligible Director") will be redeemed during the calendar year following the year in which the U.S. Eligible Director experiences a "separation from service" (as defined in the Revenue Code) on a date selected by the Company. Upon redemption of DSUs, the Company will pay to the DSU Participant (or the DSU Participant's legal representative, as the case may be) a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by the market value of a Common Share on the redemption date, net of any applicable deductions and withholdings. The DSU Plan will not entitle any DSU Participant to acquire Common Shares in connection with the redemption of vested DSUs under the DSU Plan.

The DSU Plan will also contain provisions that apply to DSU Participants who are subject to tax in both the United States and Canada.  For such DSU Participants, in limited circumstances specified in the DSU Plan where there is a conflict in the requirements of U.S. tax laws and Canadian tax laws, the relevant DSUs will be forfeited.

Pursuant to formal elections made by five Eligible Directors, Board Fees for the period from January 1, 2022 to December 31, 2022 were, and for the period January 1, 2023 to December 31, 2023 will be, payable as to 100% in DSUs to one Eligible Director, 50% in cash and 50% in DSUs to three Eligible Directors and 65% in cash and 35% in DSUs to one Eligible Director.  During the financial year ended August 31, 2022, the Company credited an aggregate of 92,376 DSUs in lieu of Board Fees and 118,961 DSUs in lieu of previous awards that vested during fiscal 2022.

PART VI - OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and during the most recently completed financial year, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(a) is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program or otherwise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the Share Compensation Plan as of August 31, 2022, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (a)	Weighted-Average Exercise Price of Outstanding Options and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plan Approved By Shareholders	4,036,249	$3.45 (2)	5,858,988
Equity Compensation Plan Not Approved By Shareholders	N/A	N/A	N/A
Total	4,036,249 (1)	$3.45 (2)	5,858,988 (3)

Notes:

(1) Comprised of 3,666,671 outstanding options and 369,578 outstanding RSUs.

(2) Pertaining only to the exercise price of outstanding options.

(3) 9,825,237 securities available for issuance under the Share Compensation Plan as of August 31, 2022 less 3,666,671 outstanding options and 369,249 outstanding RSUs.

Share Compensation Plan

The Share Compensation Plan was adopted by the Company after it was approved by the shareholders at the annual general meeting held on February 23, 2017 and amended at the Company's annual general meeting held on February 20, 2020.  The Share Compensation Plan governs all grants of RSUs and options to purchase Common Shares (the "Options").

The Share Compensation Plan is a 10% "rolling" plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Share Compensation Plan, options previously granted under the Stock Option Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan provides participants (each, an "SCP Participant"), who may include participants who are citizens or residents of the United States (each, a "US-SCP Participant"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares.  Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company.  Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award.  See "Restricted Share Units - Vesting Provisions" below.  The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant.  See "Options - Vesting Provisions" below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of SCP Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that: (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; or (ii) otherwise satisfies the requirements to participate in an "employee benefit plan" as defined in Rule 405 under the United States Securities Act of 1933, as amended (the "1933 Act") registered by the Company on Form S-8).  Non-employee directors of the Company are not eligible to participate in the Share Compensation Plan in respect of RSUs.  Under the Share Compensation Plan, non-employee directors of the Company continue to be eligible to participate in respect of Options; however, only on a limited basis.  See "Restrictions on the Award of RSUs and Grant of Options" below.  Under the Stock Option Plan, directors of the Company had technically been eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the "SCP Administrators") based on the recommendation of the compensation committee of the Board (the "Compensation Committee").  The SCP Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares that are available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant.

As of the date of this Information Circular, the Company has 100,206,046 Common Shares issued and outstanding; the aggregate number of Common Shares that may be issuable pursuant to RSUs and options outstanding under the Share Compensation Plan is 5,236,444 Common Shares (being approximately 5.23% of the issued and outstanding Common Shares and approximately 52.26% of the total Common Shares that may be issuable under the Share Compensation Plan); and the number of Common Shares that are available pursuant to RSUs and options that may be granted or awarded under the Share Compensation Plan is 4,748,160 Common Shares (being approximately 4.77% of the issued and outstanding Common Shares and approximately 47.74% of the total Common Shares that may be issuable under the Share Compensation Plan).

Burn Rate

The security-based compensation plan of the Company, as defined under Section 613 of the TSX Company Manual, is comprised of the Share Compensation Plan. The annual burn rate for the options issued under the Share Compensation Plan was 1.42% for the fiscal year 2022, 2.22% for the fiscal year 2021 and 2.65% for the fiscal year 2020 while the annual burn rate for the RSUs issued under the Share Compensation Plan was 0.24% for the fiscal year 2022, 0.32% for the fiscal year 2021 and 1.40% for the fiscal year 2020.  The burn rate is calculated by dividing the number of securities granted during the relevant fiscal year by the weighted average number of Common Shares outstanding as at August 31 for the applicable fiscal year.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options apply as follows:

(a) the number of Common Shares issuable under the Share Compensation Plan to any one SCP Participant (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 5% of the Common Shares then issued and outstanding;

(b) the total number of Common Shares reserved and available for grant and issuance pursuant to the Share Compensation Plan (cannot exceed 10% of the Common Shares then issued and outstanding (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries);

(c) the number of Common Shares issuable to insiders under the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding;

(d) the number of Common Shares issued to insiders under the Share Compensation Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding; and

(e) the number of Common Shares reserved for issuance to SCP Participants who are non-employee directors pursuant to Options under the Share Compensation Plan shall be limited to the lesser of:

(i) 1% of the Common Shares then issued and outstanding; and

(ii) $1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units

The total number of RSUs that may be awarded shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

(a) Mechanics for RSUs

RSUs awarded to SCP Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded will conditionally entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the award have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by purchasing Common Shares in the open market or by making a lump sum cash payment of equivalent value.

(b) Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the SCP Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may be determined by the  SCP Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a SCP Participant for each RSU that vests may fluctuate based on the Company's performance and/or the market price of the Common Shares, in such manner as determined by the SCP Administrators; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the SCP Administrators may approve from time to time) (each an "RSU Agreement"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the SCP Administrators' current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Company's annual incentive compensation program, and performance-based vesting provisions as a component of the Company's long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

(c) Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an "Event of Termination"). In such circumstances, any and all Common Shares corresponding to any vested RSUs will be issued (and with respect to each RSU of a US-SCP Participant, such RSU will be settled and Common Shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 90 days following such date of vesting); and unless otherwise determined by the SCP Administrators in their discretion, any unvested RSUs will automatically be forfeited and cancelled (and with respect to any RSU of a US-SCP Participant, if the SCP Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and Common Shares delivered following the date of vesting of such RSU as set forth in the applicable RSU Agreement.) Notwithstanding the above, if a person retires in accordance with the Company's retirement policy at such time, any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The total number of Common Shares that may be issuable on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.

(a) Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan's reserve.

(b) Vesting Provisions

The Share Compensation Plan provides that unless otherwise determined by the SCP Administrators, Options shall vest and become exercisable in respect of 33 1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the grant date of such Options.

(c) Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the SCP Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause each Option held by the SCP Participant, whether or not then exercisable, will automatically be cancelled and may not be exercised by the SCP Participant.

(d) Other Terms

Cashless exercise of Options shall only  be available to an SCP Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the SCP Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options. If an eligible SCP Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators , a sufficient number of  the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the SCP Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the SCP Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time.  The Company may not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

The SCP Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the "Fair Market Value" of a Common Share (defined in the Share Compensation Plan as the weighted average trading price of a Common Share on any exchange in Canada for the last five trading days or, if the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day will be determined by the SCP Administrators with reference to such factors or such information as the SCP Administrators in their discretion deem appropriate) on the date the Option is granted. The exercise price of Options granted to US-SCP Participants shall not be less than the greater of (i) the Fair Market Value of a Common Share on the grant date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date the Option is granted.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that any unvested Options will vest at such time as determined by the SCP Administrators such that SCP Participants will be able to participate in a Change of Control, as defined in the Share Compensation Plan, including by surrendering such Options to the Company or a third party or exchanging such Options, for consideration in the form of cash or other securities. Additionally, any exchange, substitution or amendment of Options of US-SCP Participants will occur only to the extent and in a manner that is permitted under the Code and the 1933 Act.

Unless otherwise determined by the Board, in the event of a Change of Control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of an SCP Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the SCP Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment , as determined by the SCP Administrators, shall not exceed the value of such Option or RSU prior thereto, as determined by the SCP Administrators. Changes or adjustments to Options and RSUs of US-SCP Participants will be in accordance with the requirements of the Code and will comply with the vesting provisions of the Share Compensation Plan. The SCP Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to reorganizations.

If there is a Change of Control transaction, the SCP Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as determined by the SCP Administrators in their sole discretion such that SCP Participants will be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Company or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the SCP Administrators, subject, in the case of a US-SCP Participant, to the applicable requirements of Section 409A of the Code.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any SCP Participant provided that such amendment shall:

(a) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and, with respect to RSUs and Options of US-SCP Participants, such amendment will not create adverse tax consequences;

(b) be subject to any regulatory approvals including, where required, the approval of the TSX and the NYSE American; and

(c) be subject to shareholder approval, where required, by the requirements of the TSX and the NYSE American, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or RSU (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v) the introduction of features to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of SCP Participants to such broker who would purchase Common Shares in the open market for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vi) the introduction of features to the Share Compensation Plan that would permit the Company to make lump sum cash payments to SCP Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vii) the introduction of a cashless exercise feature (payable in cash or securities), which would provide for up to the full deduction of the number of underlying securities from the Share Compensation Plan reserve; and

(viii)  change the application of Reorganization Adjustments provisions in section 6.3 or the Change of Control provisions in section 6.2).

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits referred to above under "Restrictions on the Award of RSUs and Grant of Options";

(c) permit the award of RSUs to non-employee directors of the Company or a change in the limitations on grants of Options to non-employee directors;

(d) permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(e) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(g) amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed below, none of the proposed directors (or any of their personal holding companies) of the Company:

(a) is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager, or trustee appointed to hold its assets; or

(c) has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

For the purposes of (a)(i) and (a)(ii) above, an "order" means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

Mr. Hallam was a director of Nextraction Energy Corp. ("Nextraction") until May 14, 2020.  Nextraction was previously subject of Cease Trade Orders issued by the Alberta Securities Commission ("ASC") and the British Columbia Securities Commission ("BCSC") in May 2015 for failure to file annual audited financial statements, annual management's discussion and analysis, and certification of annual filings for the year ended December 31, 2014.  The Cease Trade Orders were revoked by both the ASC and the BCSC in February 2019 following the filing of all required financial and continuous disclosure documents by Nextraction.

Ms. Walters was previously a director of Alta Mesa Resources, Inc. ("AMR"), an independent energy company focused on the development and acquisition of unconventional oil and natural gas reserves in the Anadarko Basin in Oklahoma.  On September 11, 2019, AMR announced that AMR and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas in order to allow AMR to reorganize its capital structure.  On June 10, 2020, Ms. Walters advised the Company that her duties as a board member of AMR had ended and that AMR had completed its bankruptcy reorganization process.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than previously described in this Information Circular, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

In fiscal 2018, the Company closed a private placement with HCI's subsidiary Deepkloof Limited, whereby HCI acquired a right to nominate one person to the board of directors of the Company (which has been exercised) and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  During the year ended August 31, 2022, the Company closed a non-brokered private placement with Deepkloof for 3,539,823 Common Shares at a price of US$1.695 per share for gross proceeds of US$6 million, maintaining HCI's indirect ownership in the Company at approximately 26% at the time of the private placement.  At January 13, 2023, HCI's indirect ownership of the Company was reported at 24,837,349 Common Shares, representing a 24.79% interest in the Company.

MANAGEMENT CONTRACTS

No management functions of the Company and its subsidiaries are, to any substantial degree, performed other than by their respective directors or executive officers.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular or as disclosed below, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

AUDIT COMMITTEE

Under National Instrument 52-110 - Audit Committees, companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee's charter, the composition of the audit committee and the fees paid to the external auditor.  Please refer to the Company's Annual Information Form ("AIF") dated November 23, 2022, under "Item 17 Audit Committees", which also forms a part of the Company's and Annual Report on Form 40-F ("Form 40-F") dated November 23, 2022.  Copies of the AIF and Form 40-F have been filed on the Company's profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and the Company will, upon request from a shareholder, provide copies of the AIF and Form 40-F free of charge.

OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons designated by management as proxyholders in the form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under Company Profiles - Platinum Group Metals Ltd.  The Company's financial information is provided in the Company's comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website.  Shareholders of the Company may request copies of the Company's consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 838, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6, attention Frank Hallam, President; or by telephone at 604-899-5450.

SCHEDULE "A" - CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company's Approach
1. Board of Directors

(a) Disclose identity of directors who are independent.

The Board is currently comprised of six directors, one of whom (Frank Hallam) has been a director since the Company's recognition date in 2002 and is the Company's current President and CEO. The following directors have been determined by the Board to be independent, in accordance with National Instrument 58-101, as they are not members of management and, in the view of the Board, they do not have a relationship which could be reasonably expected to, interfere with the exercise of their independent judgement, other than interests and relationships arising from shareholding: Diana Walters, John Copelyn, Timothy Marlow, Stuart Harshaw and Mpho Makwana.

Mr. Copelyn is the Chief Executive Officer of HCI, one of the major shareholders of the Company as disclosed in the Information Circular to which this schedule is attached. In determining that Mr. Copelyn is independent, the Board and the Governance and Nomination Committee have considered a number of factors, including that:

• Mr. Copelyn is not a member of management and receives no compensation from the Company other than fees in relation to his services as a director;

• Mr. Copelyn does not personally own, directly or indirectly, any common shares of the Company and has advised the Company that he beneficially owns approximately 8% of the shares of HCI;

• HCI has not sought to exercise control over management or the policies of the Company; and

• Mr. Copelyn has demonstrated, since becoming a member of the Board in 2018, that he has an interest in the viability, growth and prosperity of the Company and is committed to corporate governance practices that include the engagement and oversight of effective management, as well as the election of independent directors.

In the view of the Board and the Governance and Nomination Committee, Mr. Copelyn is able to and does represent the interests of shareholders as he fulfills his duties on the Board. The Board and the Governance and Nomination Committee will continue to periodically review Mr. Copelyn's independence.

(b) Disclose identity of directors who are not independent and describe the basis for that determination.

The Company's non-independent director is Frank Hallam, the Company's President and CEO, and former CFO and Corporate Secretary. Mr. Hallam is a non-independent director as he has a material relationship with the Company by virtue of his senior executive positions with the Company.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Board is independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following proposed directors are currently also directors of other issuers as listed:

Corporate Governance Disclosure Requirement	The Company's Approach

	Director	Company
	Diana Walters	Atmos Energy Corporation (NYSE) Trilogy Metals Inc. (TSX, NYSE American)
	Frank Hallam	FRX Innovations Inc. (TSX-V)
John Copelyn

Hosken Consolidated Investments Limited and its subsidiaries Southern Sun Limited, Deneb Investments Limited, Tsogo Sun Gaming Limited and eMedia Holdings Ltd. (JSE) (1)
Montauk Renewables, Inc. (NASDAQ)
Africa Energy Corp. (TSX-V, NASDAQ)

	Stuart Harshaw	Nickel Creek Platinum Corp. (TSX, OTCQB) International Tower Hill Mines Ltd. (TSX, NYSE American)
	Mpho Makwana	Nedbank Group Limited (2) (JSE) Invicta Group Limited (JSE)
Note: (1) Johannesburg Stock Exchange (2) Term expiring on May 2023.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company. During the financial year ended August 31, 2022 the independent directors held one meeting at which the non-independent director and members of management were not in attendance. The independent directors exercise their responsibilities for independent oversight of management and provide leadership through their majority position on the Board and ability to meet independently of management whenever deemed necessary. The independent directors also meet in-camera on an ad hoc basis. Diana Walters, non-executive Chair of the Board, chairs the meetings of the independent directors and reports to the Board as required.

(f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Diana Walters is the non-executive Chair of the Board and is an independent director. Ms. Walters has extensive business experience in the natural resources sector, both as an investment banker and in operating roles.  The Chair's role is to facilitate and chair discussions among the Company's independent directors, and to facilitate communication between the independent directors and management.  The Chair is also charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management of the Company in order to facilitate the achievement of the goals of the Company.  The Chair reviews any comments or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Company's activities.

Corporate Governance Disclosure Requirement	The Company's Approach
(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.	Director attendance at Board and Committee meetings held during the financial year ended August 31, 2022 is as follows:

	Director Name	Board	Committees				Indep. Directors
			Audit	Comp.	Gov. and Nomin.	EHST
	Diana Walters	5/5	2/2	3/3	3/3	2/2	1/1
	Frank Hallam	5/5
	Timothy Marlow	5/5	4/4	3/3	3/3	2/2	1/1
	John Copelyn	5/5					1/1
	Stuart Harshaw	5/5	4/4	3/3	3/3	2/2	1/1
	Mpho Makwana	3/3	2/2

2. Board Mandate

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company's Articles of Incorporation; the Company's Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board's committees and other applicable laws and policies. A majority of the members of the Board shall be independent within the meaning of all applicable Canadian and U.S. securities laws and the rules of the TSX and the NYSE American, unless exempted thereunder. No NYSE American employee or floor member may serve on the Board.

The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a. Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b. Strategic Planning

The Board is actively involved in the Company's strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which considers the opportunities and risks of the business.

Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Company and reviews opportunities and assesses risks so that the plan can be adjusted.

c. Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management's plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The

Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time, appoint management, board members or advisors to assist in assessing different risks.

Corporate Governance Disclosure Requirement	The Company's Approach

d. Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management.

e. Disclosure Policy

The Timely Disclosure, Confidentiality and Insider Trading Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

f. Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors, provides oversight and monitors internal control and management information systems.

g. Approach to Corporate Governance

The Board has overall responsibility for developing the Company's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company's Guide to Corporate Governance. The Board is also responsible for identifying individuals qualified to become new board members and recommending the new director nominees for the next annual meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Board.

h. Feedback

The Company's website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i. Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees and conducts annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

Corporate Governance Disclosure Requirement	The Company's Approach

Directors are responsible for fulfilling the Board's expectations of Directors, as set out in the Position Description - Directors, in respect of: Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

j. Meetings

The Board shall meet on at least a quarterly basis. In addition, the independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

3. Position Descriptions

(a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The chair of each of the Audit Committee, Compensation Committee, Governance and Nomination Committee and Environmental, Health, Safety and Technical Advisory Committee (the "EHST Committee") has a clear written charter from the Board to carry out his responsibilities. Please refer to: (i) section 3 of the text of the Audit Committee Charter in the AIF for a description of the Audit Committee responsibilities; (ii) item 9 below and the AIF for a description of the Governance and Nomination Committee responsibilities; and (iii) item 7 below and the AIF for a description of the Compensation Committee responsibilities.

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO. The CEO provides overall leadership and vision in developing the strategic direction of the Company, in consultation with the Board. The CEO also manages the overall business of the Company to ensure the strategic plan is effectively implemented and the results are monitored and reported to the Board. The CEO reports to the Board and maintains a close working relationship with the Chair of the Board.

4. Orientation and Continuing Education

(a) Briefly describe what measures the Board takes to orient new directors regarding:

(i) The role of the Board, its committees and its directors, and

(ii) The nature and operation of the issuer's business.

Proposed new directors are provided with an information package regarding the business and operations of the Company which fully apprises them of such matters and of the duties and responsibilities of the directors pursuant to applicable law and policy. Orientation of new directors includes briefings with the Chair of the Board, the Audit, Compensation and Governance and Nomination Committees and the independent directors. New directors also receive access to senior management to being oriented on relevant issues, current business strategies and historical information about the Company. They are also provided with all corporate charters, position descriptions and policies.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Governance and Nomination Committee reviews, approves and reports to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company's business remains current. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

Corporate Governance Disclosure Requirement	The Company's Approach
5. Ethical Business Conduct

(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i) Disclose how a person or company may obtain a copy of the code;

(ii) Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii) Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Code of Business Conduct and Ethic

The Board has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") for the directors, officers and employees of the Company. The Code of Conduct is filed on SEDAR at www.sedar.com and is also available on the Company's website at www.platinumgroupmetals.net under Corporate Governance The Code of Conduct is provided to each director, officer, employee and consultant on an annual basis.  In addition, if the Code of Conduct is amended or revised, then a new copy is distributed. The Governance and Nomination Committee monitors compliance with the Code of Conduct. To ensure adherence to the Code of Conduct and to report to the Governance and Nomination Committee. Additionally, in order to ensure compliance with the Code, the Board has established an anonymous complaint procedure for financial concerns, and environment and safety concerns (refer to Whistleblower Policy below). To date, the Company has not been required to file a material change report relating to a departure from the Code.

Whistleblower Policy

In order to carry out its responsibilities under the Audit Committee Charter, the Audit Committee has adopted a standalone Whistleblower Policy, which is to augment the existing reporting violations and whistleblowing provisions found within the Code of Conduct; Timely Disclosure, Confidentiality Insider Trading Policy; and Business Integrity Policy. The Whistleblower Policy outlines procedures for the confidential, anonymous submission by directors, officers, employees, consultants and, as appropriate, certain third parties of the Company (collectively, the "Covered Persons") regarding the Company's compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, internal accounting controls or auditing matters (collectively, the "Accounting Concerns"), without fear of retaliation of any kind.  Any Covered Person with an Accounting Concern relating to the Company or any subsidiary of the Company may submit their Accounting Concern in writing, by telephone or e-mail by forwarding it to the Chairman of the Audit Committee or to the Company's outside counsels.  All submissions will be treated in a confidential and sensitive manner and the Covered Person may have the option to remain anonymous. Further, a submission regarding an Accounting Concern may be made by a Covered Person without fear of dismissal, discipline, demotion, suspension, threat, retaliation or in any manner discrimination against any such Covered Person who submits in good faith an Accounting Concern or provides assistance to the Committee or its designee, management or any other person or group, including any governmental, regulatory or law enforcement body, investigating an Accounting Concern. Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions. The Whistleblower Policy is reviewed by the Audit Committee on an annual basis and it is posted on the Company's website at www.platinumgroupmetals.net under Corporate Governance.

Commitment to Anti-Bribery Conduct

The Code of Conduct emphasizes a theme that is also central to the Company's commitment to anti-bribery conduct: be ethical. The Company is committed to acting in line with applicable anti-bribery law, our values and principles. Platinum Group's business activities are based quality, and service, and we do not provide bribes or other improper incentives. The Commitment to Anti-Bribery Conduct (the "Anti-Bribery Conduct") has been designed and adopted to complement and expand on the existing Code of Conduct and to ensure compliance with applicable anti-bribery law, including the Canadian Corruption of Foreign Public Officials Act, S.C. 1998, c.34, the U.S. Foreign Corrupt Practices Act, 1977, and the South African Prevention and Combating of Corrupt Activities Act, 2004.

Corporate Governance Disclosure Requirement	The Company's Approach

The Company is committed to adhere to the utmost integrity and professionalism in its business activities and expects adherence to the Anti-Bribery Conduct by its directors, officers, employees, contractors, and "stakeholders" (being any group or individual who can affect or is affected by the achievement of the Company's objectives, including third parties who interact with government officials on the Company's behalf).

Any violation of the Anti-Bribery Conduct will be taken seriously and will lead to the imposition of appropriate disciplinary measures, up to and including termination of employment/consulting arrangements.

All known or suspected violations of the Anti-Bribery Conduct should be reported either directly to the Ethics Officer, Governance and Nomination Committee Chair or as otherwise permitted under the Company's internal reporting procedures. As set out in the Code of Conduct the Company will not allow any harassment, retaliation or any type of discrimination against a director, officer, employee or contractor who acts in good faith in reporting any violation. The Anti-Bribery Policy will be reviewed by the Governance and Nomination Committee on an annual basis and it is posted on the Company's website at www.platinumgroupmetals.net under Corporate Governance.

Human Rights Policy

The Company is committed to promoting a culture of respect for human rights and inclusion. To meet its commitment, the Company strives to safeguard the promotion of human rights in the workplace and integrate human rights into its due diligence and risk assessment processes and seeks constructive dialogue and partnerships with stakeholders affected by its activities.

In December 2021, the Company formalized and adopted a human rights policy (the "Human Rights Policy"), which confirms the Company's committed to promoting a culture of respect for human rights and inclusion that aligns with the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization's Declaration on Fundamental Principles and Rights at Work, international humanitarian law and applicable local human rights legislation. A copy of the Human Rights Policy is available on the Company's website at www.platinumgroupmetals.net under Corporate/ Governance.

(b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors with an interest in a material transaction are required to declare their interest and not participate in, and not vote as a director on, any decision or resolution touching on such transactions.  In addition, the Code requires all directors to obtain the specific permission of the Company's Audit Committee or Governance and Nomination Committee (or the Board as a whole, if the potential conflict involves a member of the Audit Committee or the Governance and Nomination Committee) prior to becoming involved in certain activities that create or gives the appearance of a conflict of interest. A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

(c) Describe any other steps that Board takes to encourage and promote a culture of ethical business conduct.

The Board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. The Board has adopted the Code of Conduct which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It is a reminder to all directors, officers and employees of the seriousness of the Company's commitment and compliance with the Code of Conduct and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to read the Code of Conduct. The Board has also adopted the Commitment to Anti-Bribery Conduct which has been designed to complement and expand on the existing Code of Conduct and to ensure compliance with applicable anti-bribery law.

Corporate Governance Disclosure Requirement	The Company's Approach

6. Nomination of Directors

(a) Describe the process by which the Board identifies new candidates for Board nomination

The Governance and Nomination Committee serves the function of a nominating committee and is formally responsible for coordinating the recruitment and recommendation of new candidates and for recommending such candidates to the Board. When contemplating a new Board member, the Governance and Nomination Committee considers the current strengths, skills and experience on the Board and the strategic direction of the Company and assesses the competencies and skills of the current Board members. Based on the expertise already represented on the Board, the Corporate Governance and Nomination Committee then identifies the desired qualifications, demographics, skills and experience for potential directors in light of the opportunities and risks facing the Company. Potential candidates are screened to ensure they possess the requisite qualities including integrity, business judgment and experience, business or professional experience, mining and/or natural resource experience, ESG experience, independence from management, international experience, financial literacy, communications skills, the ability to work well with the Board and management and the amount of time and resources the proposed nominee can devote as a member of the Board. The Governance and Nomination Committee, from time to time, hires an independent executive search firm to assist in the search for new members.

The Governance and Nomination Committee is responsible for making recommendations on the long-term plan for the composition of the Board and maintaining a list of future candidates for Board membership. In addition, the Governance and Nomination Committee is also responsible for making recommendations annually regarding potential nominees for election as members of the Board.

(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Board has a Governance and Nomination Committee composed entirely of independent directors. The Governance and Nomination Committee is composed of Timothy Marlow (Chair), Mpho Makwana and Diana Walters.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

In addition to the responsibilities listed above, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (i) all matters relating to the stewardship role of the Board in respect of the management of the Company, (ii) Board size and composition, including the candidate selection process and the orientation of new member, and (iii) such procedures as may be necessary to allow the Board to function independently of management. The Governance and Nomination Committee meets at least once per year and has used an outside search firm for qualified candidates.

7. Compensation

(a) Describe the process by which the Board determines the compensation for the issuer's directors and officers

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors' compensation is in the form of stock options, DSUs and annual fees. The Company's Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration.

Corporate Governance Disclosure Requirement	The Company's Approach
(b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	The Board has a Compensation Committee composed entirely of independent directors. The Compensation Committee is composed of Diana Walters (Chair), Timothy Marlow and Stuart Harshaw.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee's primary responsibility is to approve or provide the Board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company's compensation and benefits plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

8. Other Board Committees

If the Board has standing committees other than the audit and compensation committees, identify the committees and describe their function.

The Company's additional standing committees are the Governance and Nomination Committee and the EHST Committee. The EHST Committee is composed of independent directors Stuart Harshaw (Chair), Timothy Marlow and Diana Walters.

The EHST Committee's primary responsibility is to advise the CEO and CFO with respect to overseeing capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, safety, financial and scheduling perspective and is responsible for developing and monitoring standards for ensuring a healthy work environment and promoting sustainable development. For additional information regarding the EHST Committee, see section "Governance" in Schedule "B" attached to this Information Circular.

In addition, the Company has a Disclosure Committee which was established by the CEO and the CFO (together, the "Certifying Officers") to assist in the fulfillment of their responsibility to oversee the accuracy and timeliness of disclosures made by the Company. The Disclosure Committee is composed of the Certifying Officers, and director Timothy Marlow.

9. Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness of the Board, its members, its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors and committees of the Board; (ii) the performance evaluation of the chair of each Board committee; and (iii) regularly, the performance evaluation of the CEO, including performance against corporate objectives. The Governance and Nomination Committee is in the process of establishing an appropriate process for the regular evaluation of the Board and will conduct regular assessments in accordance with its mandate. Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.

10. Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company's best interests. To ensure adequate board renewal, the Governance and Nomination Committee is responsible for conducting regular director, Board and committee assessments. These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments will be reported to the Board and the Chair, together with recommendations, if any, from the Governance and Nomination Committee comprising the composition of the Board.

Corporate Governance Disclosure Requirement	The Company's Approach
11. Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Board currently has one female director representing 16.7% of the directors standing for election. In identifying suitable candidates for nomination to the Board, the Governance and Nomination Committee and the Board do not consider the level of representation of women on the Board but rather makes their nomination and appointment decisions based on merit, regardless of gender, by assessing whether a person's skills and experience are appropriate for a Board position. The Company has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of female directors. The Board also considers the Canadian Charter of Rights and Freedoms in connection with its nomination and appointment procedures.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

N/A

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

See item 11 above.

Corporate Governance Disclosure Requirement	The Company's Approach
13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

See item 11 above.

14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)  For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

See item 11 above.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

For additional disclosure in respect of the Company's directors and executive officers, please see sections titled Election of Directors and Compensation Discussion and Analysis of this Information Circular.

SCHEDULE "B" - ESG APPROACH

INTRODUCTION

The Company and its subsidiaries are committed to conducting business in a responsible and sustainable manner. Our core ESG values are:

  maximizing the positive effect of our projects and operations for all stakeholders;
  caring for the environment in which we operate;
  contributing to both the short-term and long-term development of our host communities;
  ensuring safe and secure workplaces for our employees;
  contributing to the welfare of our employees and local communities; and
  promoting good corporate governance, through openness, transparency, and accountability.

The Company's ongoing ESG analysis continues to refine the set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project. We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management and community investment. Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, greenhouse gas emissions ("GHG") and environmental remediation and rehabilitation. Health and safety performance indicators are also to be recorded and monitored.

ESG REPORTING AND ASSESSMENT

Since 2021 the Company has partnered with Digbee Ltd. to utilize an industry standard Digbee ESG platform to assess and disclose its ESG metrics.

The Digbee ESG platform amalgamates over thirty initiatives and reporting standards to generate an appropriate ESG score for development stage mining companies and address risk.

As part of the application process for the grant of the Waterberg Mining Right, the Company developed a wide-ranging set of studies and plans in relation to potential ESG impacts. These studies and specialists were leveraged to form the basis of the Digbee ESG disclosure and subsequent outcomes.

The Company's 2022 ESG submission was manually reviewed by an independent team of ESG experts against a set of rigorous and standardized scoring criteria.  These scores were then peer reviewed before being finalized to ensure accuracy and credibility.  The overall score above is the calculated average of the corporate and project scores shown on the right.  Context scores reflect the inherent risk of where we are operating and there is little that can be done to influence these, whereas the action scores reflect the action being taken by us to mitigate these risks.

Based on the information provided, Platinum Group achieved an overarching score from Digbee of BB with a range of CC to AA as of October 2022.

High Level Positive Outcomes from Digbee Assessment

  Platinum Group has validated its financial transaction compliance and accuracy of financials through the submission of audited financials in both South Africa and Canada.
  The Company is in the process of aligning executive and senior management remuneration to ESG goals.
  The Company is empowering local communities through the process of creating community trusts.  As part of this process, the Company is providing assistance by provision of specialists during the consultation and registration process.
  The Company has demonstrated its commitment to enhance ESG through initiatives such as the incorporation of dry stack tailings into its definitive feasibility study, to reduce the tailings storage facility footprint and reduction in water consumption by approximately 40%.

High Level Potential Risks and Opportunities from Digbee Assessment

  While improvements have been made, diversity targets for employees remain low. While these targets align with local legislative requirements, they are still below international targets.
  The mine is planned in a water scarce area where the mine operation will have high water consumption.  While studies indicate that there is sufficient water to support both the mine and the local towns, a small impact on the water table can affect water access to marginal grazing and subsistence farmers.  Careful management is required to ensure the mine does not draw down on groundwater resources to the detriment of the needs of the local community.

ESG OBJECTIVES

We continue to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Our ESG objectives include:

  reducing planned water consumption;
  achieving full compliance with regulations and reporting of GHG emissions;
  achieving minimum impact on vegetation and supporting and enabling local biodiversity;
  reducing planned industrial waste;
  resolving individual community member grievances;
  continuing and improving stakeholder communication and engagement programs; and
  achieving zero significant environmental incidents.

ENVIRONMENTAL

We have commissioned independent environmental site inspections and environmental management program compliance assessments at the Waterberg Project for all our prospecting rights areas. Annual environmental reports are filed with regulators. To date, there have been no significant environmental incidents at our Waterberg operation since exploration began on the property in 2011. As a requirement to the grant of the Waterberg Mining Right an Environmental Impact Assessment ("EIA") and an Environmental Management Plan ("EMP") were filed with governmental regulators after a comprehensive consultation process with communities, regulators, environmental institutions, and other stakeholders over the last ten years. Several independent, third-party specialist consultants completed component studies as a part of the application process. The EIA and EMP were subsequently approved by the relevant regulators.

During fiscal 2021, an environmental rehabilitation bond was established for the future costs of mine closure and environmental restoration. As the operations at the Waterberg Project increase, so too will the size of this bond. During fiscal 2021, a study examining the use of battery electric equipment for the Waterberg Project was completed and a study examining possible water use reduction and dry stacking solutions for tailings was completed.

During fiscal 2022, environmental monitoring was initiated for climatic data, surface water chemistry, groundwater and air quality monitoring.  Environmental monitoring will continue to progress and be expanded to include noise and biodiversity monitoring as the Waterberg Project continues to develop.

Environmental management and mitigation measures will be implemented accordingly.

Furthermore, the mineral resources targeted at the Waterberg Project are mineable platinum group metals, being mainly palladium, platinum, and rhodium. These metals are important elements in terms of reducing harmful emissions from internal combustion engines.  Platinum is a critical element in fuel cells and the "hydrogen economy" in general, highlighting the mine's potential to contribute to a cleaner future.

SOCIAL

In response to the COVID-19 pandemic, we provided and delivered approximately US$5,000 in hygiene supplies, medical supplies, and personal protection equipment to local communities near the Waterberg Project. We ensured safe operation of exploration and office facilities during the government mandated and recommended activity suspensions. To date, work at the Waterberg Project has been related to exploration and engineering activities.  Overall safety performance has been very good and strict safety protocols are followed.

We maintain an open communication policy with communities near the Waterberg Project. We responded to concerns raised by individuals regarding water resources, roadways, heritage sites and planned infrastructure locations by thoroughly investigating each reported concern or claim. Meetings were held with community leaders and site inspections occurred with local community members accompanied by independent consultants, NGOs, government agencies and regulators. Although no material issues or events of regulatory non-compliance by the Company have been identified after these investigations, the Company remains committed to operating in a responsible manner and continues to work with local community leadership to ensure any identified issues are resolved in an appropriate and professional manner and in compliance with governing regulations. The Company is in the process of working with local communities to create community trusts.  To ensure communities are well represented, we are covering the costs of legal representation for the communities.  To assist with building local capacity and understanding, the Company is sponsoring legal workshops for local community members to learn more about the Waterberg Project and their legal rights.

Based on community meetings and direct feedback, and in part due to the Company's efforts to engage and support local communities, we believe local community residents support the development of the Waterberg Project and understand the expected economic benefits. Nonetheless, a number of parties within the local community filed the Appeals in 2021 objecting to the grant of the Waterberg Mining Right. Waterberg JV Resources (Pty) Ltd. responded to each appeal and all appeals were dismissed on October 13, 2022 by the Minister of the Department of Mineral Resources and Energy ("DMRE").

Social and Labour Plans

A Social and Labour Plan ("SLP") is a document which South Africa's DMRE requires and approves when a company wishes to apply for and maintain a right to mine in any given area within South Africa.  An approved SLP will set out how the company intends to share some of the benefits that flow from mining.  These include, for example, initiatives for developing the skills of their employees, upgrading local schools and roads, as well as providing housing, water and sanitation for employees in the area.

The Waterberg Social and Labour Plan (the "Waterberg SLP") was developed pursuant to DMRE guidelines for social and labour plans and submitted in accordance with section 46 of the MPRDA together with the Waterberg Mining Right application, which was granted on January 28, 2021 and registered on July 6, 2021. The objective of the Waterberg SLP is to align the Company's social and labour principles with the related requirements established under the Mining Charter 2018. These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project. Contractors will be required to comply with the Waterberg SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc.  In terms of human resources training, the Waterberg SLP will establish objectives for adult-based education training, learnerships and development of skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships. The Waterberg SLP will also plan to establish local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programs for small scale industry, agriculture, entrepreneurship and health and education.

To support the DMRE approved Waterberg SLP for affected communities near the Waterberg Project, we have budgeted expenditures amounting to R 428.9 million ($25.1 million at August 31, 2022) over a five-year period. Expenditures are subject to the grant of all required permits and the commencement of development activities on site.  At the end of each five-year period a new SLP will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences. The current Waterberg SLP includes the following provisions:

  Human Resource Development

Waterberg JV Co. is aware of the importance of human resources to accomplish its business objectives. Skills development is the foundation for attaining competent and productive employees who can contribute to meeting the mine's business objectives and also contribute to the upliftment of their communities through their own personal economic success. The skills development plan for the Waterberg Project budgets R13.3 million ($0.78 million at August 31, 2022) for the achievement of future career development opportunities within the mining industry and beyond the needs of the mine's operational requirements. The skills development plan seeks to achieve portable skills through accredited qualification by certified training providers and programs.  Emphasis is to be applied to employment equity and to participation by historically disadvantaged South Africans and women.  Learnership, internship, bursary and youth training programs are planned. Targets have been established for procurement and employment levels for women and for people from the local community.

  Local Economic Development

The Local Economic Development ("LED") program will seek to enable local communities to become economically stronger by improving infrastructure, business skills, entrepreneurship, job creation and income.  An amount of R 405.6 million ($23.7 million at August 31. 2022) has been budgeted for LED projects seeking to amplify opportunities as well as alleviate poverty within the surrounding communities of the mine. Programs are to include infrastructure and educational support to local schools, mine and community bulk water supply and reticulation, extension and equipping of existing clinic/health facilities, and road construction.

  Management of Downscaling

A budget of R 10.0 million ($0.58 million at August 31, 2022) has been established for training and skills development. We conducted a social audit and needs and skills assessment of the communities near the Waterberg Project to learn about these communities and to help direct our efforts towards the matters of importance to them. This work will guide our long-term training programs intended to increase skilled employment opportunities for local community members. Investment in human resource development and facilitation of training during the lifetime of the Waterberg Project intends to sustain skills that will support employment for workers beyond the life of the mine. The mine intends to comply with the Basic Conditions of Employment Act and the Department of Labour's Social Plan Guidelines with the goal of establishing skills that will be of value to employees at a future time of downscaling and retrenchment.

GOVERNANCE

Board of Directors and EHST Committee

The Board oversees strategy, governance and risk, and provides guidance on managing risks and opportunities associated with ESG factors. The Board has established the Environmental, Health, Safety and Technical Advisory Committee (the "EHST Committee") to provide environmental, health and safety oversight, advisory support, guidance and assistance to management in respect of construction, commissioning and operation of the Company's mines, and assisting the Board in providing project oversight.

In carrying out its responsibility, the EHST Committee reviews, monitor and report and make recommendations to the Board on:

  the timing, scope and execution of any preliminary or definitive feasibility study that the Committee or the Board has determined to be material to the Company;

  the Company entering any new material contracts (i.e., > US$5.0 Million), including, but not limited in relation to, engineering, procurement and construction, project financing and concentrate offtake;

  the progress of any material construction undertaken, including material construction costs and the status of material contract related to construction and any dispute or litigation which may arise;

  the steps being taken towards preparing for new operations, including the commissioning plan and the implementation of that plan, as well as the fulfillment of ongoing human resource needs;

  the mine production plan, as proposed and revised from time to time, and the implementation of such plan;

  mine operations and production;

  any risks associated with any of the foregoing and originating appropriate risk management strategies for consideration by the Board;

  overseeing the development of work practices that provide safe, healthy working conditions for all personnel including contract employees, protecting public safety, and compliance with all occupational health and safety laws and regulations;

  work with management to develop systems for gathering of safety statistics and reporting safety results for the purpose of monitoring and managing safety performance;

  the assessment of environmental risks and the Company's risk management programs;

  evaluation of the Company's environmental performance from a best practices point of view including performance by the Company's contractors;

  review of any material variances and non-compliance issues; and

  any other matter deemed important by the EHST Committee.

For information regarding the EHST Committee composition see Schedule "A" Corporate Governance Practices above.

Environmental, Health, Safety and Social Responsibility Policies

In 2021, the Board established the Environmental, Health, Safety, and Social Responsibility Policies ("EHSSR Policies") to clearly communicate the Company's expectations for employees, directors, contractors and consultants providing services for or on behalf of the Company.

The EHSSR Policies apply to Platinum Group and its wholly owned subsidiaries. The Company expects that each of its wholly owned subsidiaries that conduct mining operations will establish procedures to ensure compliance with these policies. The Board members, officers, contractors or any third-party conducting work or acting on the Company's behalf are expected to behave in a manner that respects human rights and avoids infringing upon them and the Company will take appropriate measures to ensure respect of the EHSSR Policies.

The EHST Committee is responsible for assisting the Board in the oversight the EHSSR Policies, including (i) the risks, challenges and opportunities to the Company's business associated with environmental, health, safety and social responsibility matters; (ii) the Company's sustainability conduct, including environmental, health, safety and social policies and  programs and overseeing performance in such areas; (iii) the Company's compliance and applicable legal and regulatory requirements associated with environmental, health, safety, and community conduct; and (iv) the Company's external reporting in relation to health, safety, environmental and  community conduct.

The EHSSR Policies are comprised of the policies outlined below which are intended to supplement the requirements, guidelines and standards of conduct described in the Company's other internal and external policies.

1. Health and Safety Policy

To confirm the Company's commitment to the safety, health and welfare of the employees and their families, the contractors and visitors (collectively, "team members"), as well as the safety and well-being of the communities in which we work. All team members must take accountability for their personal safety and the safety of others working around them. Platinum Group is committed to a culture of zero harm.

2. Social License and Sustainable Development Policy

To confirm the Company's focus on building trust and making a positive difference in the communities in which we live and work.

3. Environmental Policy

To confirm the Company's commitment to wise environmental stewardship. Platinum Group employees care about protecting the environment for future generations while providing for safe, responsible and profitable projects by developing natural resources for the benefit of its employees, shareholders and communities.

4. Human Rights Policy

To emphasize the Company's commitment to respecting human rights as outlined in the Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and under international humanitarian law as well as any applicable local human rights legislation. Copies of the EHSSR Policies and the stand-alone Human Rights Policy are available on the Company's website at www.platinumgroupmetals.net under Corporate Governance.

Other Disclosure

The Company is subject to anti-corruption laws and regulations, including the Canadian Corruption of Foreign Public Officials Act and certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar anti-corruption and anti-bribery laws in South Africa, that prohibit companies from bribing or making other prohibited payments to public officials in order to obtain or retain an advantage in the course of business. To address anti-bribery conduct, the Company has established the Commitment to Anti-Bribery Conduct to complement and expand on Platinum Group's existing Code of Business Conduct and Ethics and to ensure compliance with applicable anti-bribery law. A copy of the Company's Commitment to Anti-Bribery Conduct is available on the Company's website at www.platinumgroupmetals.net under Corporate / Governance.

The Company has also previously adopted a Code of Business Conduct and Ethics (the "Code of Conduct"), a Clawback Policy and a Whistleblower Policy, amongst other customary codes and committees which are described in the Information Circular to which this Schedule is attached and are also available on the Company website at platinumgroupmetals.net for review.

We also adhere to the corporate governance policies of the TSX and the NYSE American.